Exhibit 99.1

TuanChe Limited Announces Results of Annual General Meeting of Shareholders

BEIJING, November 17, 2021 (PRNewswire) – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced the results of the Company’s 2021 Annual General Meeting of Shareholders (“2021 AGM”) held on November 17, 2021, at 10:00 a.m. China Standard Time in Beijing, China. Each of the proposals submitted for shareholder approval at the 2021 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1.	The ratification of the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; and

2.	The amendment of the Article 78 of the Seventh Amended and Restated Articles of Association of the Company (the “Articles”) to read “Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 15 votes for each Class B Ordinary Share of which he is the holder.”

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations

Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com